[redacted]

SECUI 08030896 IMISSION

SEC
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FEB 25 2008

Washington, DC
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SEC FILE NUMBER
8-66096

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hines Real Estate Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Dudley, Controller - 713-966-5319
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Clay Street, Suite 2300	**Houston**	**Texas**	**77002**
(Address)	(City)	(State)	(Zip Code)

PR[...]D
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frank Apollo, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hines Real Estate Securities, Inc. for the years ended December 31, 2007 and 2006, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 21, 2008
Date

Vice President and Financial operations principal
Title

Notary Public

NITA J. CHESNEY
Notary Public
STATE OF TEXAS
My Comm. Exp. 01-14-2011

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statements of Financial Condition
(x) (c) Statements of Operations
(x) (d) Statements of Cash Flows
(x) (e) Statements of Changes in Stockholders Equity
( ) (f) Consolidated Statement of Changes in Subordinated Liabilities and Net Worth
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (included in Notes to Consolidated Financial Statements).
(x) (l) Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

Hines Real Estate Securities, Inc.

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedules as of
December 31, 2007 and 2006,
Supplemental Report on Internal Control, and
Independent Auditors' Report
SEC ID # 8-66096

Filed Pursuant to Rule 17a 5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte Financial Advisory Services LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2300
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hines Real Estate Securities, Inc.:

We have audited the following financial statements of Hines Real Estate Securities, Inc. (the "Company") for the years ended December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Hines Real Estate Securities, Inc. as of December 31, 2007 and 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 13, 2008

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
CASH	$ 5,706,291	$ 8,688,800
DUE FROM AFFILIATES	992,886	964,700
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $552,415 and $512,794 at December 31, 2007 and 2006, respectively	132,426	172,047
PREPAID EXPENSES	295,685	195,358
OTHER ASSETS	14,546	17,356
TOTAL	$ 7,141,834	$ 10,038,261

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES:		
Accounts payable	$ 1,300,621	$ 1,521,232
Accrued expenses	1,422,554	3,920,363
Due to affiliate		316,240
Other liabilities	713,819	877,026
Total liabilities	3,436,994	6,634,861
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value — authorized, 10,000 shares; issued and outstanding, 1,572 shares and 1,207 shares at December 31, 2007 and 2006, respectively	16	12
Additional paid-in capital	15,629,984	11,979,988
Retained deficit	(11,925,160)	(8,576,600)
Total stockholder's equity	3,704,840	3,403,400
TOTAL	$ 7,141,834	$ 10,038,261

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Sales commissions	$53,408,713	$34,725,762
Dealer manager fees	17,529,330	12,494,669
Recoveries of organizational and offering costs	13,690,941	13,531,391
Placement agent fees and recoveries	6,968,756	1,243,479
Other recoveries	225,897	287,878
Total revenues	91,823,637	62,283,179
EXPENSES:		
Salaries and wages	22,616,278	16,600,461
General and administrative	4,618,441	4,085,862
Legal and other professional fees	698,044	1,313,091
Travel, meals, and entertainment	1,650,428	1,758,424
Marketing	2,588,642	2,460,047
Commissions to selling broker-dealers	53,408,713	34,725,762
Marketing fees to selling broker-dealers	9,552,030	5,646,497
Depreciation expense	39,621	186,539
Total expenses	95,172,197	66,776,683
NET LOSS	$ (3,348,560)	$ (4,493,504)

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,348,560)	$ (4,493,504)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	39,621	186,539
Change in operating assets and liabilities:		
(Increase) decrease in due from affiliates	(28,186)	269,190
(Increase) decrease in prepaid and other	(97,517)	28,364
(Decrease) increase in accounts payable	(220,611)	1,075,359
(Decrease) increase in accrued expenses	(2,497,809)	2,310,086
(Decrease) increase in due to affiliates	(316,240)	316,240
(Decrease) increase in other liabilities	(163,207)	581,120
Net cash (used in) provided by operating activities	(6,632,509)	273,394
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of furniture, equipment, and leasehold improvements	-	(28,646)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	3,650,000	3,350,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,982,509)	3,594,748
CASH AND CASH EQUIVALENTS — Beginning of year	8,688,800	5,094,052
CASH AND CASH EQUIVALENTS — End of year	$ 5,706,291	$ 8,688,800

See notes to financial statements.

HINES REAL ESTATE SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE — January 1, 2006	872	$ 9	$ 8,629,991	$ (4,083,096)	$ 4,546,904
Issuance of common stock	335	3	3,349,997	-	3,350,000
Net loss	-	-	-	(4,493,504)	(4,493,504)
BALANCE — December 31, 2006	1,207	12	11,979,988	(8,576,600)	3,403,400
Issuance of common stock	365	4	3,649,996	-	3,650,000
Net loss	-	-	-	(3,348,560)	(3,348,560)
BALANCE — December 31, 2007	1,572	$ 16	$ 15,629,984	$ (11,925,160)	$ 3,704,840

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Real Estate Securities, Inc. (the "Company") was incorporated in the state of Delaware in June 2003, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority (FINRA) on January 7, 2004. The Company was formed for the purpose of serving as the dealer manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. (Hines REIT), an affiliate of the Company. On June 18, 2004, Hines REIT commenced its initial public offering pursuant to which it offered a maximum of $2.2 billion in common shares for sale to the public (the "Initial Offering"). The Initial Offering expired on June 18, 2006. On June 19, 2006, Hines REIT commenced its current public offering, pursuant to which it is offering a maximum of $2.2 billion in common shares (the "Current Offering"). The Current Offering will expire on or before June 19, 2008.

In May 2006, the FINRA approved the Company's request to amend its membership agreement to allow the addition of private placements of securities and direct participation programs to its list of permissible business activities. Hines Interests Limited Partnership, an affiliate of the Company, and certain of its affiliates (collectively, "Hines") sponsor private real estate funds. The Company participates in the distribution and sale of interests in certain of these funds through private placement transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2007 and 2006, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $346,661 and $38,000 at December 31, 2007 and 2006, respectively, and amounts due from the Hines REIT for sales commissions and dealer manager fees (see Note 3) totaling $604,988 and $881,554 at December 31, 2007 and 2006, respectively. Also included in due from affiliates are amounts due from Hines related to private placement reimbursements totaling $41,237 and $45,146 at December 31, 2007 and 2006, respectively (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer manager fees are recognized as of the date the common shares are sold (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below).

Organizational and Offering Costs — The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT. These costs consist of actual legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines REIT's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of Hines REIT's common shares, (3) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines REIT's common shares, (4) costs and expenses of conducting Hines REIT's educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Advisor. These expenses, totaling $13,690,941 and $13,531,391 for the years ended December 31, 2007 and 2006, respectively, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these financial statements. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses primarily consist of insurance and software licenses totaling approximately $295,685 and $195,000 at December 31, 2007 and 2006, respectively, which are being amortized over the life of their respective contracts. Other assets comprise employee receivables related to standing travel advances.

Accrued Expenses — Accrued expenses primarily consist of salaries and internal sales commissions due to the Company's employees of approximately $583,415 and $1,314,000 at December 31, 2007 and 2006, respectively, and marketing fees and commissions of approximately $686,769 and $2,156,000 at December 31, 2007 and 2006, respectively, payable to selling broker-dealers in conjunction with their selected dealer agreements with the Company (see Note 4).

Due to Affiliate — Due to affiliate comprises amounts due to Hines REIT for dealer manager fees received that had not yet been earned totaling $316,240 at December 31, 2006.

3. RELATED-PARTY TRANSACTIONS

Dealer Manager Agreement — The Company has entered into a dealer manager agreement (each a "DMA") with Hines REIT for marketing the common shares being offered pursuant to the Initial Offering and the Current Offering. The DMA related to the Initial Offering expired on June 18, 2006. On May 30, 2006, the Company executed a DMA for the Current Offering, which expires at the close of

business on the date that the Current Offering is terminated. The DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines REIT or the Company under certain circumstances.

The DMA related to the Initial Offering provided that Hines REIT pay the Company selling commissions in an amount up to 6% of the gross proceeds of the common shares sold pursuant to the Initial Offering and up to 4% for common shares issued pursuant to Hines REIT's dividend reinvestment plan, all of which was reallowed to selling broker-dealers (see Note 4). The DMA for the Current Offering provides that Hines REIT pay the Company selling commissions in an amount up to 7% of the gross proceeds for the common shares sold pursuant to the Current Offering, all of which is reallowed to selling broker-dealers (see Note 4) and will pay no selling commissions related to shares issued pursuant to Hines REIT's dividend reinvestment plan. Both agreements also provide that Hines REIT pay the Company a dealer manager fee in the amount of up to 2.2% of the gross proceeds of the common shares sold, a portion of which may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer manager fee will be paid with respect to the common shares sold pursuant to Hines REIT's dividend reinvestment plan.

Additionally, Hines REIT or the Advisor may reimburse the Company for certain employee compensation and other expenses relating to both offerings, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement (the "ISA") with the Advisor related to certain services that the Advisor has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on December 31 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. Approximately $702,000 and $631,000 is included in general and administrative expense, and approximately $1,642,000 and $1,050,000 is included in salaries and wages for the years ended December 31, 2007 and 2006, respectively, in the accompanying statements of operations related to these services.

Placement Agent Agreements — The Company has entered into a placement agent agreement and a placement agent compensation agreement with Hines. Pursuant to these agreements, the Company will act as a placement agent in connection with the offering and sale of interests of private investment funds sponsored by Hines. The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $6,938,756 and $1,230,979 for the years ended December 31, 2007 and 2006, respectively, are recorded in various expense accounts, and the related reimbursements, along with the placement agent fee, are included in placement agent fees and recoveries in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Initial Offering. The selected dealer agreements related to the Initial Offering expired at the close of business on June 18, 2006, when the Initial Offering terminated. The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered

pursuant to the Current Offering, which expire at the close of business on the date that the Current Offering is terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Initial Offering paid selling broker-dealers commissions in an amount up to 6% of the gross proceeds of the common shares sold in the Initial Offering (subject to certain reductions related to sales to related parties, sales volume discounts, and shares issued pursuant to Hines REIT's dividend reinvestment plan). The selected dealer agreements related to the Current Offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the Current Offering (subject to certain reductions related to sales to related parties and sales volume discounts) and will pay no selling commissions related to shares issued pursuant to Hines REIT's dividend reinvestment plan. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer manager fee it receives from Hines REIT.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Hines Real Estate Securities, Inc. Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT shares as defined in the Plan. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion. On December 31, 2006, the Plan was amended to fully vest and distribute account balances for certain employees in 2007.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2007, the Company granted LTI Awards of approximately \$716,000 and recognized compensation expense of approximately \$391,000. In 2006, the Company granted LTI Awards of approximately \$1,207,000 and recognized compensation expense of approximately \$703,000. The related payable of \$695,367 and \$864,935 at December 31, 2007 and 2006, respectively, is included in other liabilities in the accompanying balance sheets.

Operating Leases — The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2007, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2008	$ 184,628
2009	184,628
2010	181,019
2011	197,475
2012	197,475
Thereafter	189,247
Total	$ 1,134,472

Rent expense totaled approximately $352,000 and $374,000 for the years ended December 31, 2007 and 2006, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2007, the Company had net capital, as defined, of $2,751,506, which was $2,522,373 in excess of its required net capital of $229,133, and its ratio of aggregate indebtedness to net capital was 1.2 to 1. At December 31, 2006, the Company had net capital, as defined, of $2,924,680, which was $2,482,356 in excess of its required net capital of $442,324, and its ratio of aggregate indebtedness to net capital was 2.3 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

HINES REAL ESTATE SECURITIES, INC.

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$3,704,840	$3,403,400
Deductions:		
Nonallowable assets:		
Due from affiliates	510,677	93,959
Prepaid expenses and other assets	310,231	212,714
Furniture, equipment, and leasehold improvements — net	132,426	172,047
Net capital before haircuts on securities	2,751,506	2,924,680
Haircuts on securities	-	-
NET CAPITAL	$2,751,506	$2,924,680
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$3,436,994	$6,634,861
TOTAL AGGREGATE INDEBTEDNESS	$3,436,994	$6,634,861
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.2 to 1	2.3 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 229,133	$ 442,324
Excess net capital	$2,522,373	$2,482,356

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in the Company's unaudited FOCUS report as of December 31, 2007, as amended and filed on February 13, 2008.

HINES REAL ESTATE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007 AND 2006

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte Financial Advisory Services LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2300
www.deloitte.com

February 13, 2008

To the Board of Directors and Stockholder of
Hines Real Estate Securities, Inc.:

In planning and performing our audits of the financial statements of Hines Real Estate Securities, Inc. (the "Company") for the years ended December 31, 2007 and 2006 (on which we issued our report dated 13, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and/or study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

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